Exhibit 99.1

Baijiayun Launches AI-enabled Video Platform “MarketingEase” to
Enterprise Customers in China

●	Leveraging large language model (“LLM”) generative AI, MarketingEase is the first of its kind offering to enterprise customers in China

●	MarketingEase provides an intelligent marketing team as a SaaS-based subscription model as well as customized private deployments

BEIJING, June 22, 2023 -- Baijiayun Group Ltd (“Baijiayun” or the “Company”) (Nasdaq: RTC), a one-stop AI video solution provider, today unveiled its first artificial intelligence generated content (“AIGC”) solution “MarketingEase,” to significantly enhance the marketing efficiency of enterprise customers in China.

Baijiayun announced its latest product launch via a virtual live event combining AI technology with a sense of immersion in the real world on June 20, 2023.

During the event, Mr. Yi Ma, President of Baijiayun, stated that the Company is repositioning its brand as a one-stop AI video solution provider.

“Currently, Baijiayun has expanded its business to include virtual digital humans, virtual scenes, and virtual live broadcasts, applying AI technology in specific scenarios,” Mr. Ma explained. “Building on our accumulated expertise and customer insights, we have developed ‘MarketingEase,’ a new product that digitizes the marketing departments of enterprises of all sizes.”

MarketingEase delivers the power and insights previously available to very large enterprises with sophisticated marketing, IT, and data science teams and makes that accessible to a wide range of enterprises at an affordable cost. It employs the industry’s first LLM engine with a generative pre-trained transformer (“GPT”) tailored to the needs of comprehensive marketing programs.

“AIGC has significantly lowered the barriers and costs of content production, automated interaction, and actionable intelligence,” commented Mr. Wei Qu, Vice President of Baijiayun. “A competent and professional marketing team usually possesses four capabilities, i.e., proficiency in content production, knowledge of distribution channels, data analysis, and insights into public opinion. MarketingEase provides AI-driven superpowers to transform marketing novices into marketing experts. This platform will be a force multiplier for enterprises with compelling products and services to reach their target audiences.”

MarketingEase offers six major functional modules, including copy generation, content distribution, dissemination analysis, public opinion monitoring, knowledge database, and experience center. The in-house developed GPT technology quickly generates high-quality marketing content suitable for various scenarios, such as posts on WeChat public accounts, Xiaohongshu (Little Red Book) and other social media platforms, work emails, and video scripts. Content can be published instantly with single click dissemination.

MarketingEase stands apart from both traditional market solutions and general-purpose generative AI platforms because it:

●	Supports multi-modal and cross-modal public opinion monitoring to accurately identify and capture hotspots and trends of public opinion in real-time, so enterprises can grasp the market’s pulse and make timely strategic messaging adjustments.

●	Provides intelligent content dissemination analysis to quantify the effectiveness of content dissemination across various channels. Enterprises can optimize their marketing strategies and improve the return on investment by monitoring content’s reach, engagement, and conversion rates.

●	Acting as an “AI assistant,” the knowledge database module provides users with a comprehensive knowledge library to access accurate and reliable information relating to marketing, advertising, and industry trends to enhance decision-making and professional competence.

●	Equips users with interactive and personalized tutorials to guide them in utilizing the various features and maximizing the product’s value.

●	Caters to the diverse needs of enterprises with flexible subscription plans, i.e., SaaS-based subscriptions and customized private deployments. The product is particularly suitable for small and medium-sized enterprises that have been priced out of the market.

“We are very excited to launch our first AIGC product to empower various industries, including education, healthcare, finance, transportation, energy, and fast-moving consumer goods, reduce costs and improve efficiency in their marketing departments,” concluded Mr. Gangjiang Li, CEO of Baijiayun. “Using our platform, customers can quickly develop a multitude of video marketing content that can be delivered by digital humans, tested in real-time by AI marketing analysts, and optimized to take advantage of relevant trends and hotspots. Moving forward, we aim to provide industry partners with more comprehensive, professional, and efficient AI-powered marketing solutions and services, and we look forward to providing further new offering updates in the months to come.”

About Baijiayun Group Ltd

Baijiayun is a one-stop AI video solution provider with core expertise in SaaS/PaaS solutions. Baijiayun is committed to delivering reliable, high-quality video experiences across devices and localities and has grown rapidly since its inception in 2017. Premised on its industry-leading video-centric technologies, Baijiayun offers a wealth of video-centric technology solutions, including Video SaaS/PaaS, Video Cloud and Software, and Video AI and System Solutions. Baijiayun caters to the evolving communications and collaboration needs of enterprises of all sizes and industries.

Safe Harbor Statement

This press release contains certain “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the parties’ perspectives and expectations, are forward-looking statements. The words “will,” “expect,” “believe,” “estimate,” “intend,” and “plan” and similar expressions indicate forward-looking statements.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties, and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. The forward-looking information provided herein represents the Company’s estimates as of the date of this press release, and subsequent events and developments may cause the Company’s estimates to change.

The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company’s estimates of its future financial performance as of any date subsequent to the date of this press release.

A further list and description of risks and uncertainties can be found in the documents the Company has filed or furnished or may file or furnish with the U.S. Securities and Exchange Commission, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Investor / Media Contact:

Crocker Coulson

CEO, AUM Media, Inc.

(646) 652 7185

crocker.coulson@aummedia.org

Company Contact:

Yong Fang

CFO, Baijiayun Group Ltd

(267) 939 5080

fangyong@baijiayun.com

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